# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIC Solutions, Inc., CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 SOUTH PARK ROAD, SUITE 350, HOLLYWOOD, Florida (FL), 33021
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-002300
Filed by CIK 0001312908

## Reporting persons
- Gates Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,501,621; sole dispositive power 0; shared dispositive power 19,501,621; aggregate amount beneficially owned 19,501,621 (8.8% of the class)
- Gates Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,501,621; sole dispositive power 0; shared dispositive power 19,501,621; aggregate amount beneficially owned 19,501,621 (8.8% of the class)
- Gates Capital Management, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,501,621; sole dispositive power 0; shared dispositive power 19,501,621; aggregate amount beneficially owned 19,501,621 (8.8% of the class)
- Jeffrey L. Gates: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,501,621; sole dispositive power 0; shared dispositive power 19,501,621; aggregate amount beneficially owned 19,501,621 (8.8% of the class)

## Item 1. Issuer
Name of issuer: TIC Solutions, Inc.
Address of issuer's principal executive offices: 200 SOUTH PARK ROAD, SUITE 350, HOLLYWOOD, FL, 33021

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Gates Capital Management, L.P., a Delaware limited partnership ("Gates Capital"), with respect to the shares of Common Stock held by certain funds as to which Gates Capital serves as investment manager (the "Gates Capital Funds");

(ii) Gates Capital Management GP, LLC, a Delaware limited liability company ("the General Partner"), which is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds;

(iii) Gates Capital Management, Inc., a Delaware corporation ("the Corporation"), is the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Gates Capital Funds; and

(iv) Jeffrey L. Gates, a United States citizen, who serves as the President of the Corporation, with respect to the shares of Common Stock directly held by the Gates Capital Funds.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Gates Capital Management, L.P., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.
Citizenship:
(i) Gates Capital - a Delaware limited partnership

(ii) The General Partner - a Delaware limited liability company

(iii) The Corporation - a Delaware corporation

(iv) Jeffrey L. Gates - a United States citizen

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 19,501,621
Percent of class: 8.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 19,501,621
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
19,501,621

The percentage set forth in this SCHEDULE 13G/A is calculated based upon 221,042,604 shares of Common Stock issued and outstanding as of May 1, 2026, as disclosed in the Company's 10-Q for the period ended March 31, 2026, filed with the Securities and Exchange Commission on May 6, 2026.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: August 14, 2026

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member
By: /s/ Jeffrey L. Gates
Name: Jeffrey L. Gates
Title: President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member
By: /s/ Jeffrey L. Gates
Name: Jeffrey L. Gates
Title: President

Gates Capital Management, Inc.
By: /s/ Jeffrey L. Gates
Name: Jeffrey L. Gates
Title: President

Jeffrey L. Gates
By: /s/ Jeffrey L. Gates

## Signatures
- Gates Capital Management, L.P.: /s/ Jeffrey L. Gates, Jeffrey L. Gates- President (08/14/2026)
- Gates Capital Management GP, LLC: /s/ Jeffrey L. Gates, Jeffrey L. Gates- President (08/14/2026)
- Gates Capital Management, Inc.: /s/ Jeffrey L. Gates, Jeffrey L. Gates- President (08/14/2026)
- Jeffrey L. Gates: /s/ Jeffrey L. Gates, Jeffrey L. Gates (08/14/2026)